Supplement to
Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of

Rag Shops, Inc.
not owned by Crafts Retail Acquisition Corp.

at

$4.30 Net Per Share In Cash

by

Crafts Retail Acquisition Corp.

an affiliate of

Sun Capital Partners III, LP

and

Sun Capital Partners III QP, LP

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY
TIME, ON WEDNESDAY, OCTOBER 20, 2004 UNLESS THE OFFER IS EXTENDED.
SHARES WHICH ARE TENDERED PURSUANT TO THE OFFER MAY BE
WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

We are offering to purchase all of the outstanding shares of the common stock of Rag Shops, Inc. that are not owned by us. The terms of our offer are described in the offer to purchase dated September 22, 2004 and the letter of transmittal that accompanied the offer to purchase previously sent to holders of Rag Shops' common stock, as amended and supplemented by this supplement to the offer to purchase and any other amendments or supplements hereto or thereto. We are making the offer pursuant to an agreement and plan of merger dated as of September 13, 2004 among Crafts Retail Holding Corp., Crafts Retail Acquisition Corp. and Rag Shops, Inc. The board of directors of Rag Shops has approved the offer, the merger agreement and the merger described in the offer to purchase, as supplemented by this supplement to the offer to purchase and has determined that the terms of the offer and the merger are advisable, fair to, and in the best interests of, the stockholders of Rag Shops and recommends that stockholders accept the offer and tender their shares pursuant to the offer.

The offer is subject to a number of conditions set forth in the offer to purchase. See "The Tender Offer — Section 14 — Conditions to the Offer."

Neither the Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved of the offer or the merger, passed upon the merits or fairness of the offer or the merger or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

IMPORTANT

If you desire to tender some or all of your shares of Rag Shops' common stock, you should either:

•	complete and sign the letter of transmittal (or a copy thereof) previously sent to you in accordance with the instructions in the letter of transmittal, mail or deliver it, together with any other required documents, to the depositary and either deliver the certificates representing your shares to the depositary or tender your shares pursuant to the procedures for book-entry transfer set forth under the heading "The Tender Offer — Section 3 — Procedure for Tendering Shares" in the offer to purchase; or

•	request your broker, dealer, commercial bank, trust company or other nominee to tender your shares for you.

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee.

If you want to tender your shares and the certificates representing your shares are not immediately available, or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your shares by following the procedures for guaranteed delivery set forth under the heading "The Tender Offer — Section 3 — Procedure for Tendering Shares" in the offer to purchase.

You may direct questions and requests for assistance to the information agent named below at the address and telephone numbers set forth on the back cover of this supplement to the offer to purchase. You should direct requests for additional copies of this supplement to the offer to purchase, the offer to purchase, the letter of transmittal, the notice of guaranteed delivery and the guidelines for certification of taxpayer identification number on Substitute Form W-9 to the information agent. You may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

October 7, 2004

This supplement to the offer to purchase dated September 22, 2004 contains additional information important to holders of common stock of Rag Shops, Inc. who are making a decision whether to accept the offer and tender their shares pursuant to the offer. We urge you to carefully read the remainder of this supplement to the offer to purchase as well as the offer to purchase, any documents incorporated by reference or otherwise referred to elsewhere in the offer to purchase, and the letter of transmittal. In this supplement to the offer to purchase, we sometimes refer to ourselves as "Purchaser" and to Rag Shops, Inc. as the "Company" or "Rag Shops."

Section 2 "Plans for the Company" under the heading "Special Factors" in the offer to purchase is amended and restated in its entirety to read as follows:

2.    Plans for the Company

Purchaser and Crafts Retail Holding intend to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and to consider and determine what, if any, changes would be desirable in light of the circumstances which exist. Such changes could include, among others things, changes in the Company's business, corporate structure, certificate of incorporation, by-laws, capitalization, management or dividend policy.

Pursuant to the merger agreement, Crafts Retail Holding has nominated four individuals, Rodger R. Krouse, Marc J. Leder, T. Scott King and Clarence E. Terry, to serve as directors of the Company as soon as permitted by applicable rules of the Commission. Effective October 4, 2004, these individuals became directors of the Company. This enables us to control the Company's board of directors subject to the limitations set forth in the merger agreement. See "The Tender Offer — Section 11 — The Merger Agreement and Certain Other Agreements — Merger Agreement — The Company's Board of Directors." The merger agreement also provides that the directors and officers of Purchaser at the effective time of the merger will, from and after such time, be the initial directors and officers of the surviving corporation and that the charter and bylaws of Purchaser at the effective time of the merger will, from and after such time, be the initial charter and bylaws of the surviving corporation.

In connection with the merger agreement, Stanley Berenzweig resigned immediately prior to execution as the Chairman and Chief Executive Officer of the Company effective September 13, 2004. Purchaser intends to hire a new Chief Executive Officer and will be evaluating potential candidates to serve in that role over the near term.

In connection with our negotiations for financing as described under "The Tender Offer — Section 10 — Source and Amount of Funds," the Company may incur additional indebtedness upon or following the consummation of the offer. No such plans have been finalized at this time.

We or our affiliates may, following the consummation or termination of the offer, seek to acquire additional shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as we shall determine, which may be more or less than the price to be paid pursuant to the offer. We, together with our affiliates, also reserve the right to dispose of any or all shares acquired by us, subject to the terms of the merger agreement.

Except as disclosed in this offer to purchase and any amendments or supplements hereto, and except as may be effected in connection with the evaluation of operations referred to above, neither Crafts Retail Holding nor Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations or sale or transfer of a material amount of assets, involving the Company or its subsidiaries, or any material changes in the Company's capitalization, corporate structure, business or composition of its management or the Company's board of directors.

Section 3 "Effect of the Offer and the Merger" under the heading "Special Factors" in the offer to purchase is amended and restated in its entirety to read as follows:

3.    Effect of the Offer and the Merger

Net Book Value.    As of the date of this offer to purchase, based on the Company's unaudited financial statements at and for the nine months ended May 29, 2004, the interest of Purchaser in the Company's net book value and net loss was approximately 55.7%, or approximately $12,866,700 and $169,885, respectively. After giving effect to the transactions contemplated in connection with the consummation of the offer and the merger, the interest of Purchaser in the surviving corporation's net book value and net loss, on a consolidated basis, will be 100% due to their holding all of the outstanding capital stock. Thus, based on the Company's unaudited financial statements at and for the nine months ended May 29, 2004, Purchaser will have an interest of approximately $23,100,000 in the surviving corporation's net book value, and an interest of $305,000 in the surviving corporation's net loss. For a description of the percentage holdings of Purchaser and its affiliates, see Schedule B entitled "Security Ownership of Certain Beneficial Owners and Management."

Market for the Shares.    The purchase of shares by Purchaser pursuant to the offer will reduce the number of shares that might otherwise trade publicly and will reduce the number of holders of shares, which, depending upon the number of shares so purchased, could adversely affect the liquidity and market value of the remaining shares held by the public. Purchaser cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares or whether it would cause future market prices to be greater or lesser than the offer price. Upon consummation of the merger, the Company will become a privately held corporation. Accordingly, former stockholders will not have the opportunity to participate in the earnings and growth of the Company after the offer and merger and will not have any right to vote on corporate matters. Similarly, former stockholders will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the offer and merger.

Nasdaq Quotation.    Depending upon the number of Shares purchased pursuant to the offer, the shares may no longer meet the requirements for continued inclusion in the Nasdaq SmallCap Market, which requires, for continued listing, that there be at least 500,000 shares publicly held by at least 300 round lot holders, with a market value of at least $1,000,000. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the shares are not considered as being publicly held for this purpose. If the Nasdaq SmallCap Market were to cease to publish quotations for the shares, it is possible that the shares would continue to trade in the over-the-counter market and that prices or other quotations would be reported by other sources. The extent of the public market for such shares and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the shares on the part of securities firms, the possible termination of registration under the Securities Exchange Act of 1934 and other factors.

Exchange Act Registration.    The shares are currently registered under the Exchange Act. Registration of the shares under the Exchange Act may be terminated upon application of the Company to the Commission if the shares are not held by 300 or more holders of record. Termination of registration of the shares under the Exchange Act, assuming there are no other securities of the Company subject to registration, would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933 may be impaired or eliminated.

The Company has estimated its current Exchange Act reporting and compliance costs to be approximately $200,000 annually. This amount does not include an additional approximately $100,000-$120,000 that the Company estimates will be required to ensure its compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The Company will also incur additional costs to obtain the annual report of its independent auditor required in connection with Section 404 of the Sarbanes-Oxley Act, which additional cost is not yet estimable by the Company. To the extent that the shares are no longer registered under the Exchange Act, the Company will avoid these costs in the future.

Purchaser may seek delisting of the shares from the Nasdaq SmallCap Market and the termination of the registration of the shares under the Exchange Act as soon after the completion of the offer as the requirements for such delisting and termination are met. If the Nasdaq SmallCap Market listing and the Exchange Act registration of the shares are not terminated prior to the merger, then the shares will be delisted from the Nasdaq SmallCap Market and the registration of the shares under the Exchange Act will be terminated following the consummation of the merger.

Margin Regulations.    The shares presently are "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which status has the effect, among other things, of allowing brokers to extend a limited amount of credit on the collateral of such securities. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the offer, the shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the shares under the Exchange Act were terminated, as would be the case following the merger, the shares would no longer constitute "margin securities."

Employee Matters.    In connection with the merger agreement, the Company has caused the existing stock options used under the Company's plans (each described in the Company's annual report, dated as of August 30, 2003, as amended, and on file with the SEC as exhibits thereto) to vest and, if not exercised, terminate upon the consummation of the merger. See The Tender Offer — Section 11 — The Merger Agreement and Certain Other Agreements — Merger Agreement — Treatment of Options. In addition, pursuant to the merger agreement Crafts Retail Holding has agreed that for a period of three months following the effective time of the merger it will, or it will cause the surviving corporation to, provide each employee of the Company prior to the merger that remains an employee of the Company following the effective time of the merger with employee benefits that are substantially similar in the aggregate to the benefits provided to employees of the Company at the time of the signing of the merger agreement. See The Tender Offer — Section 11 — The Merger Agreement and Certain Other Agreements — Merger Agreement — Employee Benefits.

Tax Consequences.    The receipt of cash pursuant to the offer or the merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for U.S. federal income tax purposes, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the offer or the merger and the stockholder's aggregate adjusted tax basis in the shares tendered by the stockholder and purchased pursuant to the offer or converted into cash in the merger, as the case may be. See The Tender Offer — Section 5 — Certain United States Federal Income Tax Consequences.

Net Operating Losses.    As of the tax period ended August 30, 2003, the Company and its subsidiaries had incurred state tax net operating losses ("NOLs") of approximately $13 million. Purchaser's acquisition of approximately 55.7% of the Company's stock on September 13, 2004 resulted in an ownership change of the Company for purposes of the tax laws of several states in which the Company and its subsidiaries had NOLs. As a consequence of such ownership change, the Company and its subsidiaries may be limited in their ability to utilize approximately $7.7 million of these state NOLs, and may further be precluded entirely from using approximately $5.3 million of these state NOLs. Purchaser also anticipates that the Company and its subsidiaries may have additional state NOLs as of the tax period ended August 28, 2004, and may further have a consolidated NOL for United States federal income tax purposes for the same period (however, the Company is not yet able to calculate the amount of such NOLs and does not expect to be able to do so for at least 30 days). If the Company has such a federal consolidated NOL, section 382 of the Internal Revenue Code may impose an annual limitation upon the future utilization of such consolidated NOL.

Advantages and Disadvantages of the Offer and the Merger.    The offer and the merger will present potential advantages and disadvantages to Purchaser, its affiliated stockholders and our stockholders other than Purchaser and its affiliated stockholders.

Purchaser and its Affiliated Stockholders.    If the offer and the merger are completed, the possible advantages to Purchaser and its affiliated stockholders include the following:

•	Management will be able to focus on operations of the Company and will not be required to spend considerable time and resources preparing the information regarding financial results and other matters that is required to be reported to the public and the Securities and Exchange Commission under federal securities laws.

•	The administrative, legal, accounting and other costs and fees, as well as the potential liability, associated with being a public company will be eliminated. The Company estimates that it will save in excess of $200,000 in annual expenses related to compliance with public company disclosure requirements. The Company has estimated its current Exchange Act reporting and compliance costs to be approximately $200,000 annually. This amount does not include an additional approximately $100,000-$120,000 that the Company estimates will be required to ensure its compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The Company will also incur additional costs to obtain the annual report of its independent auditor required in connection with Section 404 of the Sarbanes-Oxley Act, which additional cost is not yet estimable by the Company. To the extent that the shares are no longer registered under the Exchange Act, the Company will avoid these costs in the future.

•	Purchaser and its affiliated stockholders will be the sole beneficiaries of any future earnings or increase in enterprise value of the Company.

•	Any negative perception regarding the Company's products based on the performance of the Company's stock price will be eliminated.

•	Management will be able to focus on long-term growth as opposed to short-term earnings per share.

If the offer and the merger are completed, the possible disadvantages to Purchaser and its affiliated stockholders include the following:

•	There will be no public market for shares of the Company's common stock and Purchaser and its affiliated stockholders will be unable to dispose of their shares at a readily ascertainable price.

•	Purchaser and its affiliated stockholders will bear the sole burden of any future losses or decrease in enterprise value of the Company.

•	The Company may have reduced access to capital to finance growth, meet working capital requirements or acquire other businesses, since the public equity markets will not be available to the Company.

•	Purchaser's acquisition of approximately 55.7% of Rag Shops' common stock pursuant to the stock purchase agreement resulted in an ownership change of the Company for purposes of tax laws applicable to the Company and its subsidiaries. Accordingly, the Company and its subsidiaries may be limited or precluded from utilizing net operating losses in the future. See Special Factors — Section 3 — Effect of the Offer and the Merger.

•	The Company may have additional indebtedness that would need to be serviced before Purchaser and Crafts Retail Holdings could begin to share in the Company's future profits, if any.

Stockholders other than Purchaser and its Affiliated Stockholders.    If the offer and the merger are completed, the possible advantages to our stockholders other than Purchaser and its affiliated stockholders include the following:

•	The consideration of $4.30 per share represents a premium of approximately 23% over the market closing price of $3.49, on September 10, 2004, the last trading day prior to public announcement of the merger agreement.

•	The consideration consists entirely of cash, which provides greater assurance of stockholder value and eliminates any uncertainties in valuing the consideration to be received by stockholders.

•	The offer will enable the stockholders to dispose of their shares of our stock at a fair price, in spite of the fact that our stock has generally experienced low trading volumes and limited liquidity.

•	The stockholders will be able to sell their shares without paying the usual transaction costs associated with open market sales.

•	The stockholders will not have to bear the risk of any future losses or decrease in enterprise value of the Company.

If the offer and the merger are completed, the possible disadvantages to stockholders other than Purchaser and its affiliated stockholders include the following:

•	The stockholders will not participate in any future earnings or increase in enterprise value of the Company.

•	Receipt of the cash consideration will be a taxable transaction for federal income tax purposes.

•	The stockholders will not have the opportunity to benefit from any potential future sale, merger or other significant transaction.

Section 10 "Source and Amount of Funds" under the heading "The Tender Offer" in the offer to purchase is amended and restated in its entirety to read as follows:

10.    Source and Amount of Funds.

The offer is not conditioned upon any financing arrangements. The total amount of funds required by us to purchase all of the shares is estimated to be approximately $9.3 million (which amount includes shares issuable upon exercise of options). Sun Capital Partners III, LP and Sun Capital Partners III QP, LP are prepared to fund this entire amount through equity contributions to Purchaser. It is anticipated, however, that the source of funds for the offer and merger will be a combination of equity contributions from our affiliates Sun Capital Partners III, LP and Sun Capital Partners III QP, LP and loans from one or more banks or other institutional lenders. The exact form of any additional financing from banks or institutional lenders, to the extent available on commercially reasonable terms, has not been determined. In the event this additional financing cannot be obtained on terms that are satisfactory to us, in our sole discretion, we will obtain all the funds necessary to complete the offer and the merger out of equity contributions from our affiliates Sun Capital Partners III, LP and Sun Capital Partners III QP, LP. However, neither Sun Capital Partners III, LP nor Sun Capital Partners III QP, LP has entered into any written commitment to provide either all or any portion of the funds required by us to purchase the shares as described in this paragraph.

Because the form of payment consists solely of cash and because the offer is for all outstanding shares and is not subject to any financing condition, we do not think our financial condition is relevant to your decision as to whether to tender in the offer.

Crafts Retail Acquisition Corp., a wholly owned subsidiary of Crafts Retail Holding Corp., and an affiliate of each of Sun Capital Partners III, LP and Sun Capital Partners III QP, LP

October 7, 2004

The letter of transmittal, certificates for shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the depositary, at the applicable address set forth below:

The Depositary for the Offer is:

The Colbent Corporation

By Mail:
The Colbent Corporation
P.O. Box 859208
Braintree, Massachusetts 02185-9208

By Hand or Overnight Delivery:

The Colbent Corporation
161 Bay State Dr.
Braintree, Massachusetts 02184

For Notice of Guaranteed
Delivery:
(for Eligible Institutions only)

By Facsimile Transmission:
(781) 380-3388

To Confirm Facsimile
Transmission Only:
(781) 843-1833 x200

Any questions or requests for assistance or additional copies of this supplement to the offer to purchase, the offer to purchase, the letter of transmittal, the notice of guaranteed delivery and the other tender offer materials may be directed to the information agent at the address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street
22nd Floor
New York, New York 10005

Banks & Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 769-4414